Exhibit 2.1

COMMONWEALTH OF VIRGINIA

STATE CORPORATION COMMISSION

AT RICHMOND, FEBRUARY 26, 2020

The State Corporation Commission has found the accompanying articles of incorporation submitted on behalf of

Wireless Electrical Grid LAN, WiGL Inc.

to comply with the requirements of law, and confirms payment of all required fees. Therefore, it is ORDERED that this

CERTIFICATE OF INCORPORATION

be issued and admitted to record with the articles of incorporation in the Office of the Clerk of the Commission, effective February 26, 2020.

The corporation is granted the authority conferred on it by law in accordance with the articles of incorporation, subject to the conditions and restrictions imposed by law.

STATE CORPORATION COMMISSION

By	/s/ Mark C. Christie
Mark C. Christie
Commissioner